SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 12, 2022

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.
Date: August 12, 2022
	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President, Chief Financial &
Corporate Development Officer
Shaw Communications Inc.

NEWS RELEASE

ROGERS, SHAW AND QUEBECOR SIGN DEFINITIVE AGREEMENT FOR SALE OF FREEDOM MOBILE

Agreement consistent with the terms agreed to by the parties on June 17, 2022

Quebecor’s acquisition of Freedom Mobile creates a strong national wireless carrier that will offer competitive high-quality services, including 5G connectivity across Canada

TORONTO, MONTREAL AND CALGARY, August 12, 2022 – Rogers Communications Inc. (“Rogers”), Shaw Communications Inc. (“Shaw”) and Quebecor Inc. (“Quebecor”) today announced that they have entered into a definitive agreement (the “Agreement”) for the sale of Freedom Mobile Inc. (“Freedom”) to Videotron Ltd., a subsidiary of Quebecor (the “Freedom Transaction”), subject to regulatory approvals and closing of the merger of Shaw and Rogers announced on March 15, 2021 (the “Rogers-Shaw Transaction”).

The parties strongly believe the Freedom Transaction provides the best opportunity to create a strong fourth national wireless services provider and addresses the concerns raised by the Commissioner of Competition and the Minister of Innovation, Science and Industry regarding the Rogers-Shaw Transaction. With this Agreement, the new combined business of Videotron and Freedom will be well-positioned to launch a strong, competitive national 5G offering, using Videotron’s 3500 MHz holdings. Accordingly, the parties believe the Rogers-Shaw Transaction should now be approved.

This definitive agreement is substantially consistent with the terms previously announced on June 17, 2022.

“We are very pleased with this Agreement, and we are determined to continue building on Freedom’s assets,” said Pierre Karl Péladeau, President and CEO of Quebecor. “Quebecor has shown that it is the best player to create real competition and disrupt the market. Our strong track record combined with Freedom’s solid Canadian footprint will allow us to offer consumers in British Columbia, Alberta and Ontario more choice, value, and affordability through discounted multiservice bundles and innovative products.”

“This Agreement with Quebecor brings us one step closer to completing our merger with Shaw,” said Tony Staffieri, President and CEO of Rogers. “We strongly believe that this divestiture solution addresses the concerns raised by the Commissioner of Competition and the Minister of Innovation, Science and Industry and we look forward to securing the outstanding regulatory approvals for our merger with Shaw so that we can start delivering its significant long-term benefits to Canadian consumers and businesses, including improved network resiliency.”

“My family, our management team, and our people are extremely proud of what we built with Freedom Mobile. Over the past six years we invested billions of dollars and launched products and services that disrupted the marketplace and helped redefine what Canadians can expect from their wireless carrier, but there’s much more that could be done as next generation networks are deployed, technology becomes more sophisticated and consumers’ demands for fast and responsive applications continue to increase,” said Brad Shaw, Executive Chairman and CEO of Shaw. “Bringing Freedom Mobile and Quebecor together will expand Freedom’s scope to create a national provider with greater ability to invest and compete for the future growth and technology Canadians will need.”

Required Approvals

The Freedom Transaction is conditional on, among other things, clearance under the Competition Act and approval of the Minister of Innovation, Science and Industry. It is also conditional on, and would close substantially concurrently with, closing of the Rogers-Shaw Transaction. As previously announced, Rogers, Shaw and the Shaw Family Living Trust have agreed to extend the outside date of the Rogers-Shaw Transaction to December 31, 2022 (which outside date may be further extended to January 31, 2023 at the option of Rogers or Shaw, provided Rogers has committed financing available to complete the merger), demonstrating their commitment to completing this transformative combination.

The Rogers-Shaw Transaction, which would see Shaw merge with Rogers, has already been approved by the shareholders of Shaw and the Court of Queen’s Bench of Alberta, and the Canadian Radio-television and Telecommunications Commission, and remains subject to review by the Competition Tribunal and approval by the Minister of Innovation, Science and Industry. The Commissioner of Competition has applied for an order of the Competition Tribunal that the parties not proceed with the Rogers-Shaw Transaction, and closing of the Rogers-Shaw Transaction is conditional on either agreement with the Commissioner of Competition or the Competition Tribunal disposing of the application on terms that allow the transaction to close.

Rogers’ standalone financial guidance for 2022, provided on April 20, 2022, remains unchanged.

Caution Regarding Forward Looking Statements

This news release includes “forward-looking statements” within the meaning of applicable securities laws, including, without limitation, statements about the terms and conditions of the Freedom Transaction, the anticipated benefits and effects of the Freedom Transaction and the Rogers-Shaw Transaction and the timing thereof, including the expected impact of the Freedom Transaction on competitive conditions in Canada’s telecommunications industry or wireless markets and the ability of Quebecor to emerge as Canada’s fourth national wireless competitor, the potential timing and anticipated receipt of the required regulatory approvals and clearances for the Freedom Transaction and the Rogers-Shaw Transaction, and the anticipated timing for closing of the Freedom Transaction and the Rogers-Shaw Transaction. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “believes”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the current objectives, strategies and intentions of Rogers, Shaw or Quebecor to change. Such risks, uncertainties and other factors include, among others, the possibility that the Freedom Transaction or the Rogers-Shaw Transaction will not be completed in the expected timeframe or at all; the failure to obtain any necessary regulatory approvals and clearances in connection with the Freedom Transaction or the Rogers-Shaw Transaction in the expected timeframe or at all; the possibility that the parties will not be able to reach a resolution with the Commissioner of Competition or the Minister of Innovation, Science and Industry regarding the Rogers-Shaw Transaction; the outcome and timing of pending or potential litigation or regulatory proceedings associated with the Rogers-Shaw Transaction or the Freedom Transaction, including the proceeding commenced on May 9, 2022 by the Commissioner of Competition before the Competition Tribunal to block the Rogers-Shaw Transaction and any appeals from any decision rendered by the Competition Tribunal; the failure to realize the anticipated benefits of the Freedom Transaction and the Rogers-Shaw Transaction in the expected timeframes or at all; and general economic, business and political conditions. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the future results or plans of Rogers, Shaw or Quebecor. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. A comprehensive discussion of other risks that impact each of Rogers, Shaw and Quebecor can also be found in its public reports and filings, which are available under their respective profiles, as applicable, at www.sedar.com and www.sec.gov.

Forward-looking information is provided herein for the purpose of giving information about the Freedom Transaction and the Rogers-Shaw Transaction, their expected timing and their anticipated benefits. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the Freedom Transaction and the Rogers-Shaw Transaction is subject to certain closing conditions, termination rights and other risks and uncertainties including, without limitation, regulatory approvals and clearances. There can be no assurance that such closing conditions will be satisfied, that such regulatory approvals and clearances will be obtained or that either the Freedom Transaction or the Rogers-Shaw Transaction will occur, or that either will occur on the terms and conditions described herein or previously announced. The Freedom Transaction and the Rogers-Shaw Transaction could be modified, restructured or terminated. There can be no assurance that one or both of the Freedom Transaction or the Rogers-Shaw Transaction will be acceptable to regulatory authorities or will be completed in order to permit the other transaction to be consummated. There can also be no assurance that the outside date of the Rogers-Shaw Transaction will be further extended by the parties, or that the outside date of the Freedom Transaction will be extended by the parties to the extent necessary to permit closing of either transaction to occur. Finally, there can be no assurance that the anticipated benefits of either the Freedom Transaction or the Rogers-Shaw Transaction will be achieved in the expected timeframes or at all.

All forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. None of Rogers, Shaw or Quebecor is under any obligation (and each of Rogers, Shaw and Quebecor expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

About Rogers

Rogers is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: www.rogers.com or http://investors.rogers.com.

About Quebecor Inc.

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Québec-based Quebecor (TSX: QBR.A, QBR.B) employs nearly 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment and entrepreneurship.

About Shaw Communications Inc.

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For more information:

Rogers Communications media contact

1-844-226-1338

media@rci.rogers.com

Rogers Communications investment community contact

Paul Carpino

647-435-6470

paul.carpino@rci.rogers.com

Shaw Communications Inc. media contact

Chethan Lakshman, VP, External Affairs

403-930-8448

chethan.lakshman@sjrb.ca

Shaw Communications investment community contact

investor.relations@sjrb.ca

Quebecor Inc. media contact

medias@quebecor.com

Quebecor Inc. investor relations contact

Hugues Simard, Chief Financial Officer

hugues.simard@quebecor.com